March 5, 2025

Jennifer Zhan
Chief Executive Officer
Shineco, Inc.
Room 1707, Block D, Modern City SOHO,
No. 88, Jianguo Road, Chaoyang District,
Beijing, People   s Republic of China 100022

       Re: Shineco, Inc.
           Registration Statement on Form S-1
           Filed February 18, 2025
           File No. 333-285025
Dear Jennifer Zhan:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. We note various references to the opinion of Shineco's PRC legal counsel, Beijing
       Yingke Law Firm, throughout the registration statement. For example, we note your disclosure on page 7 that "[i]n the opinion of [y]our PRC legal counsel, Beijing
       Yingke Law Firm, as this offering does not constitute a subsequent offering by [you],
       [you] are not required to file with the CSRC in accordance with the Trial Measures in connection with this offering", and your disclosure on page 25 that "[a]s confirmed by
       [y]our PRC counsel, Beijing Yingke Law Firm...[you] will not be subject to cybersecurity review by the CAC under the Cybersecurity Review Measures, nor will any such entity be subject to the Security Administration." Please revise to file the opinion of your PRC counsel.
 March 5, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Ying Li, Esq.